
UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 22, 2009

By Facsimile and U.S. Mail

Mr. Louis Fox
Chief Financial Officer
Power Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re:** **Power Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-30215**

Dear Mr. Fox:

We have reviewed your supplemental response letter dated December 14, 2009, as well as your filings and have the following comments. As noted in our comment letter dated September 16, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 9A Controls and Procedures Disclosure Controls and Procedures

1.  We note your response to prior comment two.  Your disclosure appears to indicate that the disclosure controls and procedures were effective as of December 31, 2008, and June 30, 2009 when their respective Form 10-K and Form 10-Q were originally filed, but ineffective subsequently after making the initial filings and the subsequent amendments.  It does not appear that your officers have reached a single conclusion as to whether the disclosure controls and procedures are effective or ineffective as of the above period end dates. Please revise to reach one conclusion as of the period covered for each report.  Please provide us with a copy of your revised disclosures for each report.

2.  We note your response to prior comment two, but you did not provide complete internal control over financial reporting disclosure including your conclusion regarding its effectiveness. Please revise and provide us with a copy of your revised disclosure.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief